EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of escrow shares in respect of the acquisition of the Bilboes gold project in Zimbabwe

ST HELIER, Jersey, March 30, 2023 (GLOBE NEWSWIRE) -- Further to the announcement by Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) on January 6, 2023 relating to the Company’s acquisition of Bilboes Gold Limited (the “Transaction”), the Company announces that it has received notice to issue the Escrow Shares (as defined below).

As a reminder, 441,095 of the consideration shares under the Transaction that would have been issued to Toziyana Resources Limited (“Toziyana”) (the “Escrow Shares”) were withheld by Caledonia to be issued to Shining Capital Holdings II LP (“Shining Capital”) instead in settlement of a separate commercial arrangement between Toziyana's holding company and Shining Capital’s subsidiary, Infinite Treasure Limited. The issue of the Escrow Shares to Shining Capital was subject to approval by The Reserve Bank of Zimbabwe of the commercial arrangement between Toziyana's holding company and Infinite Treasure Limited. Following the receipt of the aforementioned approval, Toziyana and Shining Capital have now instructed the Company to issue the Escrow Shares.

Shining Capital holds 1,386,723 shares following completion of the Transaction and, as at today’s date, this equates to 7.68% of the Company’s fully diluted share capital after taking into account the issue of Placing Shares (as defined in the Company’s announcement of March 24, 2023) that are to be admitted to trading on AIM at 8.00 a.m. today. Following issue of the Escrow Shares, Shining Capital will hold 1,827,818 shares, which equates to 9.88% of the Company’s fully diluted share capital.

After issue of the Escrow Shares, which is expected to occur on April 4, 2023, Caledonia will have a total of 18,506,156 common shares of no par value each, all of which have voting rights. However, this number does not include any shares that will be issued pursuant to the Zimbabwe Placing (as also defined in the Company’s announcement of March 24, 2023), an update on which will be announced on March 31, 2023.

The figure of 18,506,156 common shares may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Application has been made by Caledonia for the admission of depositary interests representing the Escrow Shares to trading on AIM and it is anticipated that trading in such securities will commence on April 4, 2023.

As a further reminder, under the Transaction, 5% of the total consideration shares (256,152 shares (the “Deferred Shares”)) continues to be retained by Caledonia in order to cater for any customary adjustments to the purchase price to account for any extraordinary liabilities incurred prior to completion of the Transaction. This calculation is expected to be completed shortly and further shares will be issued in due course.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana	Tel: +263 (242) 745 119/33/39